FIRST TRUST PORTFOLIOS L.P.
                             1001 WARRENVILLE ROAD
                             LISLE, ILLINOIS 60532

                                 June 6, 2008



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:          FT 1712 (file no. 333-150445)


Ladies/Gentlemen:

         The undersigned, FT 1712 (the "Trust"), registrant, by First Trust Portfolios L.P., as the Sponsor and Depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on June 11, 2008 or as soon thereafter as possible.

                               Very truly yours,

                               FT 1712

                               By:  First Trust Portfolios L.P.


                               By:  /s/ Jason T. Henry
                                    -------------------------------------
                                    Jason T. Henry
                                    Senior Vice President